October 14, 2011

United States Securities and Exchange Commission
Washington, D.C. 20549
U.S.A.

Attn: Mr. James Lopez

Dear Sirs,

Re:	Chatter Box Call Center Ltd. Form 10-K for Fiscal Year Ended March 31, 2011, Filed July 14, 2011, File No.000-52116

Regarding to your letter dated September 26, 2011, we are pleased to explain as follows:

1) Our Board of Directors has determined to revise and develop the business plan to build up and operate a Business and Knowledge Process Outsourced (BPO / KPO) Technology / IT company that will play an active role in the IT / Telecom and Call Center / BPO / KPO Industry.

The call center industry is an emerging industry in the Philippines and business process outsourcing or BPO is regarded, in managements’’ opinion, as one of the fastest growing industries in the world. While the Philippine government is hoping to attract capital to fund infrastructure projects, it is also aiming to bring in more investment in the business process outsourcing (BPO) sector. We believe the Philippines has emerged as a strong rival to India. We believe the Philippine business process outsourcing industry is growing  and may soon overtake India as the industry leader with proper funding. Our group’s objectives is to become one of the most viable call center/ business process outsourcing companies in the Philippines, if not globally.

2) On March 6, 2011, the company has entered into a contract to acquire assets and inventory for the operation of call center now operating in Philippines at a consideration of $55,000.  The consummation of the acquisition occurred on  September 1, 2011.  A copy of the contract will be included as an exhibit to our next quarterly filing.

3) The Directors and CEO and CFO will file Form 4 and 5.

4) On March 31, 2011, the Company has entered into an agreement to disposed of its wholly-owned subsidiaries, Asian Point Investment Ltd. and Sound Worldwide Ltd. and all their respective assets in return for payment of an aggregate of $250,000 in cash and promissory note, the latter secured by a chattel mortgage and financing statement covering the property to be sold hereunder, together with any and all other property acquired during the term of said note and placed in or within the premises. The disposal has been completed on June 25, 2011.  The agreement will be filed as an exhibit in the next quarterly filing.  We also will file the following two agreements:

5) The Company hereby confirms that Mr. Chui who is our Chief Financial Officer has manually executed and will continue to manually execute our SEC filings in that capacity.

We also acknowledge that:

-	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any queries, please contact us to our email:s.szeto@rocketmail.com

Yours truly,

/s/ Roger Kwok Wing Fan
Chief Executive Officer
Chatter Box Call Center Ltd.